October 8, 2014

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:	H. Roger Schwall
Assistant Director

RE:	Shell Midstream Partners, L.P.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 23, 2014
File No. 333-196850

Ladies and Gentlemen:

Set forth below are responses of Shell Midstream Partners, L.P. (the “Partnership”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that appeared in the Staff’s letter dated October 7, 2014 regarding the above-referenced amendment to registration statement on Form S-1 (the “Registration Statement”).

For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Partnership’s response to such comment.

Amendment No. 2 to Registration Statement on Form S-1 Filed September 23, 2014

Mars Oil Pipeline Company Financial Statements

Note 2 – Summary of Significant Accounting Policies, pages F-47 and F-59

1.	We note that certain of your errors relate to recording amounts as maintenance expense rather than as fixed assets. Please explain to us how you determined that your initial accounting for these amounts was an error in previously issued financial statements and the reason there is not a change in accounting principle, under FASB ASC 250-10.

RESPONSE: The Partnership has reviewed FASB ASC 250-10-20 and 250-10-45 and determined that the amounts recorded to maintenance expense were made in error and do not constitute a change in accounting principle.

United States Securities and Exchange Commission

Mars capitalizes expenditures for asset construction, renewals and betterments while maintenance and repairs, which do not improve or extend asset lives, are expensed. In December 2012, an accrual for outstanding liabilities was made for a fixed asset project. These liabilities were for related party engineering and third-party construction for the new Olympus B pipeline from the Olympus platform to West Delta 143 discussed on page 4 of the registration statement. During the preparation of the financial statements dated December 31, 2012, it was determined the accrual exceeded actual expenditures, so a post-closing entry was made to reduce the original accrual. However, the reduction was incorrectly recorded as a reduction to maintenance expense instead of fixed assets. This error was identified while preparing the financial statements submitted in the amended registration statement dated September 23, 2014. Similar errors occurred for the year ended December 31, 2013 although they were not quantitatively material. This situation is not a change in accounting principle, but instead meets the definition of an error in ASC 250-10-20 shown below, specifically “the oversight or misuse of facts that existed at the time the financial statements were prepared.”

An error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of generally accepted accounting principles (GAAP), or oversight or misuse of facts that existed at the time the financial statements were prepared.

According to ASC 250-10-45-2, a change in accounting principle is allowed when either a) the change is required by a newly issued Codification update or b) the entity can justify the use of an allowable alternative accounting principle on the basis that it is preferable. The situation described above does not satisfy either criterion. Therefore the Partnership followed the guidance in ASC 250-10-45-23 and restated the prior-period financial statements as required for an error.

* * * * *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Hillary H. Holmes of Baker Botts L.L.P. at (713) 229-1508 or A.J. Ericksen of that firm at (713) 229-1393.

Very truly yours,

/s/ Lori M. Muratta
Lori M. Muratta
Vice President, General Counsel and Secretary
Shell Midstream Partners GP LLC

cc:	Paul Monsour (Securities and Exchange Commission)
Michael Fay (Securities and Exchange Commission)
Mark Wojciechowski (Securities and Exchange Commission)
Kelly B. Rose, Hillary H. Holmes and A.J. Ericksen (Baker Botts L.L.P.)
Douglas E. McWilliams and Gillian A. Hobson (Vinson & Elkins L.L.P.)
Chelsea Hendrickson (PricewaterhouseCoopers LLP)